
03037621



SembCorp
Industries

Rule 12g3-2(b) File No. 825109

11 November 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
WASH. D.C. 158 SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

11/26

SEMBCORP INDUSTRIES LTD AND ITS SUBSIDIARIES THIRD QUARTER FINANCIAL STATEMENTS



Masnet-3Q2003 results.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/11/2003 to the SGX

SEMBCORP INDUSTRIES LTD AND ITS SUBSIDIARIES
THIRD QUARTER FINANCIAL STATEMENTS

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the 3rd quarter and 9 months ended September 30 2003.

1(a)(i) Profit and Loss Statements

	GROUP			GROUP		
	3Q03 $'000	3Q02 $'000	+ / (-) %	9M03 $'000	9M02 $'000	+ / (-) %
Turnover	**1,265,326**	**1,084,643**	**16.7**	**3,339,829**	**3,059,673**	**9.2**
Cost of sales	(1,120,447)	(968,100)	15.7	(2,944,180)	(2,692,436)	9.4
Gross profit	144,879	116,543	24.3	395,649	367,237	7.7
expenses	(75,581)	(71,814)	5.2	(201,785)	(209,971)	(3.9)
Profit from operations	**69,298**	**44,729**	**54.9**	**193,864**	**157,266**	**23.3**
Non-operating income (net)	44,743	25,783	73.5	132,686	81,911	62.0
Finance Costs	(17,867)	(28,359)	(37.0)	(57,331)	(76,429)	(25.0)
Profit before taxation, associates and joint ventures	**96,174**	**42,153**	**128.2**	**269,219**	**162,748**	**65.4**
Share of Results of:						
- Associates	29,763	20,007	48.8	76,319	60,019	27.2
- Joint ventures	9,340	9,537	(2.1)	29,115	27,011	7.8
Profit before taxation	**135,277**	**71,697**	**88.7**	**374,653**	**249,778**	**50.0**
Taxation	(34,733)	(18,188)	91.0	(68,171)	(61,451)	10.9
Profit After taxation	**100,544**	**53,509**	**87.9**	**306,482**	**188,327**	**62.7**
Minority Interest	(24,998)	(24,087)	3.8	(75,178)	(63,221)	18.9
Net profit attributable to shareholders	**75,546**	**29,422**	**156.8**	**231,304**	**125,106**	**84.9**
Comprising :						
Net Profit before exceptional items	49,612	53,659	(7.5)	138,452	124,040	11.6
Exceptional items (See note 1(a)(ii))	25,934	(24,237)	NM	92,852	1,066	NM
Net profit attributable to shareholders	**75,546**	**29,422**	**156.8**	**231,304**	**125,106**	**84.9**
Group earnings per ordinary share (in cents)						
Before exceptional items						
-basic	2.72	2.95	(7.6)	7.60	6.90	10.1
-diluted	2.72	2.95	(7.7)	7.60	6.90	10.1
After exceptional items						
-basic	4.15	1.62	156.7	12.70	6.96	82.4
-diluted	4.14	1.62	156.4	12.69	6.96	82.3

NM – Not meaningful

1(a)(ii) Operating profits is arrived at after (charging)/crediting the following:

	GROUP		GROUP	
	3Q03	3Q02	9M03	9M02
	$'000	$'000	$'000	$'000
(a) Cost of Sales				
Depreciation and amortisation	(34,148)	(33,333)	(97,747)	(95,337)
Allowance made for foreseeable losses on work in progress	-	(19,789)	-	(19,789)
(b) General & Administrative expenses				
Depreciation and amortisation	(9,359)	(10,629)	(27,032)	(31,467)
Allowance written back for impairment in value of investments	320	3,148	128	2,112
Allowance written back / (made) for doubtful debts & bad debts written off	31	(1,826)	5,813	(8,775)
Allowance made for impairment in value of property, plant and equipment - exceptional item	-	(5,929)	-	(5,929)
Allowance made for impairment in value of investments - exceptional item	-	-	-	(10,828)
(c) Non-operating income / (expenses) - net				
Gain on disposal/dilution of interest in investments and business - exceptional item	30,566	-	97,484	41,476
Interest and other income	11,367	20,463	33,767	43,498
Foreign exchange gain	6,800	5,131	8,312	7,090
Gain on disposal of investments	620	738	674	1,701
Exceptional items included in:				
Cost of Sales				
Allowance made for foreseeable losses on work in progress	-	(19,789)	-	(19,789)
General & administrative expenses				
Allowance made for impairment in value of investments	-	-	-	(10,828)
Allowance made for impairment in value of property, plant and equipment	-	(5,929)	-	(5,929)
Non-operating income/expenses (net)				
Gain on disposal/dilution of interest in investments and business	30,566	-	97,484	41,476
	30,566	(25,718)	97,484	4,930
Less: Tax and Minority Interest	(4,632)	1,481	(4,632)	(3,864)
	25,934	(24,237)	92,852	1,066

1(a)(iii) Amount of any significant adjustment for under or overprovision of tax in respect of prior years.

There was no significant adjustment for under or overprovision of tax in respect of prior years in 3Q03 and 3Q02.

1(b)(i) Balance Sheet Statements

	GROUP		COMPANY	
		Restated*		
	As at 30/9/2003	As at 31/12/2002	As at 30/9/2003	As at 31/12/2002
	$000	$000	$000	$000
Non-current assets				
Property, plant & equipment	2,425,202	2,165,628	1,226	838
Investment properties	547	547	-	-
Investments in subsidiaries	-	-	2,759,529	2,691,029
Interests in associates	530,393	562,037	-	-
Interests in joint ventures	299,309	271,774	-	-
Other financial assets	121,592	146,596	90	90
Long term receivables and prepayments	332,425	388,154	-	-
Intangible assets	55,925	52,339	-	-
Deferred tax assets	4,314	5,326	-	-
	3,769,707	3,592,401	2,760,845	2,691,957
Current assets				
Development properties	113,382	130,510	-	-
Inventories and work-in-progress	679,038	490,418	-	-
Trade and other receivables	1,477,391	1,274,359	270,099	357,977
Current portion of long-term receivables	11,314	18,681	-	-
Current portion of hire purchase & lease receivables	6,637	21,951	-	-
Other financial assets	1,592	1,798	-	-
Cash & cash equivalents	455,288	482,059	16,018	16,241
	2,744,642	2,419,776	286,117	374,218
Current liabilities				
Bank overdrafts	5,548	11,852	-	-
Trade and other payables	1,546,569	1,531,064	1,305,529	1,294,501
Excess of progress billings over work-in-progress	70,958	95,528	-	-
Provisions	253,632	254,421	-	-
Employee benefits	1,734	809	1,734	809
Current tax payable	81,132	97,154	-	-
Interest-bearing borrowings	630,184	350,567	100,000	-
Current portion of obligations under hire purchase and finance leases	2,477	1,059	-	-
Loan stocks (unsecured)	4,813	4,709	-	-
	2,597,047	2,347,163	1,407,263	1,295,310
Net current assets / (liabilities)	147,595	72,613	(1,121,146)	(921,092)
Non-current liabilities				
Employee benefits	62,968	5,210	586	333
Interest-bearing borrowings	1,272,284	1,264,288	400,000	500,000
Obligations under hire purchase and finance leases	2,733	1,621	-	-
Deposits from customers	1,109	1,165	-	-
Other long-term liabilities	147,787	169,066	-	-
Deferred taxation liabilities	94,227	83,780	195	195
	1,581,108	1,525,130	400,781	500,528
	2,336,194	2,139,884	1,238,918	1,270,337
Share Capital	455,319	455,215	455,319	455,215
Reserves	1,197,975	1,048,797	783,599	815,122
	1,653,294	1,504,012	1,238,918	1,270,337
Minority Interests	682,900	635,872	-	-
	2,336,194	2,139,884	1,238,918	1,270,337

* Figures have been restated for the financial effects arising from the accounting anomalies uncovered in SembCorp Logistics' India operation.

1(b)(ii) Aggregate amount of the group's borrowings and debt securities:

Amount repayable in one year or less, or on demand

As at 30/9/2003		As at 31/12/2002	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
120,631	565,773	100,350	307,659

Amount repayable after one year

As at 30/9/2003		As at 31/12/2002	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
850,367	537,500	712,463	694,751

Details of any collateral

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,363 million.

1(c) Consolidated Cash Flow Statements

	GROUP		GROUP	
	3Q03 $'000	3Q02 $'000	9M03 $'000	9M02 $'000
Cash flows from Operating Activities				
Profit before tax and minority interests	135,277	71,697	374,653	249,778
Adjustment for :				
Dividend and interest income	(5,703)	(9,034)	(17,646)	(20,178)
Interest expense	17,867	28,359	57,331	76,429
Depreciation and Amortisation	43,507	43,962	124,779	126,804
Share of results of associated companies and joint ventures	(39,103)	(29,544)	(105,434)	(87,030)
Profit on sales of property, plant and equipment	(1,093)	(647)	(1,636)	(1,178)
Loss on disposal of subsidiaries	-	-	10,300	-
(Gain)/ loss on disposal of associates, joint ventures & investments	(31,186)	(738)	(108,458)	(43,177)
Allowance (write-back)/made for doubtful debts made	(31)	1,826	(5,813)	8,775
Other provisions (written back)/ made	(3,709)	(3,523)	(4,795)	(10,168)
Allowance (written back) /made for inventory inventory write-off and foreseeable losses	-	19,140	(2)	19,330
Allowance made / (Write-back) for impairment loss	(320)	2,781	(128)	14,645
Operating profit before working capital changes	115,506	124,279	323,151	334,030
Changes in working capital:				
Inventories and work-in-progress	(68,501)	30,214	(146,974)	76,791
Receivables	43,267	(68,388)	(31,272)	(23,533)
Payables	7,637	52,411	(90,280)	94,280
Balances with related parties	(3,449)	(23,120)	(32,783)	(30,932)
	94,460	115,396	21,842	450,636
Income tax paid	(27,241)	(14,837)	(66,874)	(66,839)
Net cash (outflow)/inflows from operating activities	67,219	100,559	(45,032)	383,797
Cash flows from Investing Activities				
Dividend and interest received	13,488	19,872	57,423	51,338
Return of capital from associates and joint ventures	7,695	1,035	8,590	6,450
Proceeds from disposal of subsidiaries, net of cash disposed	5,200	(9,296)	(754)	(12,319)
Proceeds from disposal of associates and joint ventures	33,500	123	110,123	85,902
Proceeds from disposals of Investments	3,368	15,079	14,079	34,180
Proceeds from disposal of property, plant and equipment	3,701	5,787	13,882	12,119
Acquisition/additional interest in subsidiaries and business, net of cash acquired	(4,607)	-	(255,421)	(25,010)
Acquisition/additional investments in associates and joint ventures	(1,925)	-	(2,717)	(32,014)
Acquisition of other long term investments	-	(652)	(2,936)	(29,127)
Purchase of property, plant and equipment	(18,792)	(35,503)	(103,341)	(105,231)
Long term balances with related parties	26,127	(11,185)	54,957	(1,478)
Long term receivables	21,137	(3,255)	24,149	(31,330)
Net cash inflow/ (outflow) from investing activities	88,892	(17,995)	(81,966)	(46,520)
Cash flows from Financing Activities				
Proceeds from/(expenses on) share issue	388	(10)	472	339,459
Proceeds from share issue to minority shareholders of subsidiaries	349	3,967	3,216	8,256
Net increase/(decrease) in bank borrowings	(120,244)	(90,807)	279,961	(482,058)
Other long term liablities	(964)	(5,010)	9,283	(1,976)
Dividend paid to shareholders of the Company	(28,411)	-	(92,335)	(42,608)
Dividends paid to minority shareholders of subsidiaries	(9,255)	(9,856)	(40,276)	(50,426)
Fixed deposits pledged with a bank for banking facilities	-	(13,760)	-	(53,831)
Interest paid	(18,122)	(33,147)	(54,256)	(77,430)
Net cash inflow/ (outflow) from financing activities	(176,259)	(148,623)	106,065	(360,614)
Net increase in cash and cash equivalents	(20,148)	(66,059)	(20,933)	(23,337)
Cash and cash equivalents at beginning of period	415,541	444,876	416,376	402,054
Effects of exchange rate changes on cash and	1,088	368	1,038	468
Cash and cash equivalents at end of period	396,481	379,185	396,481	379,185

1(d)(i) Statement of Changes in Equity

GROUP

	Share Capital $'000	Share Premium $'000	Merger Reserve $'000	Capital Reserve $'000	Currency Translation Reserve $'000	Accumulated Profits $'000	Total $'000
1H03							
At 1/1/2003, as previously reported	455,215	291,941	29,201	31,195	29,917	677,953	1,515,422
Prior years' adjustments (Note a)	-	-	-	-	-	(11,410)	(11,410)
At 1/1/2003, restated	455,215	291,941	29,201	31,195	29,917	666,543	1,504,012
Issue of shares under Executives' Share Option Scheme	84	308	-	-	-	-	392
Foreign currency translation difference	-	-	-	-	6,950	-	6,950
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	4,776	(1,408)	99	3,467
Profit for the period	-	-	-	-	-	155,758	155,758
Dividend paid	-	-	-	-	-	(63,924)	(63,924)
At 30/6/2003	**455,299**	**292,249**	**29,201**	**35,971**	**35,459**	**758,476**	**1,606,655**
3Q03							
Issue of shares under Executives' Share Option Scheme	20	60	-	-	-	-	80
Foreign currency translation difference	-	-	-	-	(608)	-	(608)
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	32	-	-	32
Profit for the period	-	-	-	-	-	75,546	75,546
Dividend paid	-	-	-	-	-	(28,411)	(28,411)
At 30/9/2003	**455,319**	**292,309**	**29,201**	**36,003**	**34,851**	**805,611**	**1,653,294**
1H02							
At 1/1/2002, as previously reported	401,586	6,111	29,201	19,710	29,125	539,978	1,025,711
Prior years' adjustments (Note a)						(4,747)	(4,747)
At 1/1/2002, restated	401,586	6,111	29,201	19,710	29,125	535,231	1,020,964
Issues of shares under Equity Placement	53,475	285,213	-	-	-	-	338,688
Issue of shares under Executives' Share Option Scheme	154	627	-	-	-	-	781
Share of capital reserve of associates	-	-	-	22	-	(13)	9
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(7,938)	465	2,286	(5,187)
Foreign currency translation difference	-	-	-	-	(1,582)	-	(1,582)
Profit for the period	-	-	-	-	-	95,684	95,684
Dividend paid	-	-	-	-	-	(42,608)	(42,608)
At 30/6/2002 (Note a)	**455,215**	**291,951**	**29,201**	**11,794**	**28,008**	**590,580**	**1,406,749**
3Q02							
Expenses in relation to issues of shares under Equity Placement	-	(10)	-	-	-	-	(10)
Share of capital reserve of associates	-	-	-	13	-	-	13
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	44	-	-	44
Foreign currency translation difference	-	-	-	-	(2,745)	-	(2,745)
Profit for the period	-	-	-	-	-	29,422	29,422
At 30/9/2002 (Note a)	**455,215**	**291,941**	**29,201**	**11,851**	**25,263**	**620,002**	**1,433,473**

Note a: This relates to the financial effects arising from accounting anomalies in SembCorp Logistics' India operation.
As the financial effects of the investigation from the accounting anomalies were not analysed by quarters, no restatement has been made to the quarterly 2002 comparatives. These adjustments are not material and will not render the quarterly 2002 comparatives misleading.

1(d)(i) *Statement of Changes in Equity (continued)*

COMPANY	Share Capital $'000	Share Premium $'000	Accumulated Profits $'000	Total $'000
1H03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Issue of shares under Executives' Share Option Scheme	84	308	-	392
Profit for the period	-	-	59,732	59,732
Dividend paid	-	-	(68,143)	(68,143)
At 30/6/2003	**455,299**	**292,249**	**514,770**	**1,262,318**
3Q03				
Issue of shares under Executives' Share Option Scheme	20	60	-	80
Profit for the period	-	-	4,931	4,931
Dividend paid	-	-	(28,411)	(28,411)
At 30/9/2003	**455,319**	**292,309**	**491,290**	**1,238,918**
1H02				
At 1/1/2002	401,586	6,111	515,016	922,713
Issues of shares under Equity Placement	53,475	285,213	-	338,688
Issue of shares under Executives' Share Option Scheme	154	627	-	781
Profit for the period	-	-	40,146	40,146
Dividend paid	-	-	(42,608)	(42,608)
At 30/6/2002	**455,215**	**291,951**	**512,554**	**1,259,720**
3Q02				
Expenses in relation to issues of shares under Equity Placement	-	(10)	-	(10)
Issue of shares under Executives' Share Option Scheme	-	-	-	-
Profit for the period	-	-	3,442	3,442
At 30/9/2002	**455,215**	**291,941**	**515,996**	**1,263,152**

1(d)(ii) Changes in Company's Share Capital

During 3Q03, the Company issued 80,000 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at September 30 2003, the Company's issued and paid up capital comprises 1,821,276,189 (September 30 2002: 1,820,861,507) ordinary shares of $0.25 each. In addition, there were:

(i) 57,790,439 (September 30 2002: 45,768,846) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme; and

(ii) no warrants (September 30 2002: 106,950,000 warrants carrying the right to subscribe for 106,950,000 ordinary shares of $0.25 each at an exercise price of $1.7334.).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed by the Company's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at December 31 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the Group

	3Q03	3Q02	+ / (-) %	9M03	9M02	+ / (-) %
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-						
(i) Based on the weighted average number of shares (in cents)	4.15	1.62	156.7	12.70	6.96	82.4
- Weighted average number of shares (in million)	1,821.20	1,820.90	0.0	1,821.10	1,797.00	1.3
(ii) On a fully diluted basis (in cents)	4.14	1.62	156.4	12.69	6.96	82.3
- Adjusted Weighted average number of shares (in million)	1,823.60	1,821.00	0.1	1,822.50	1,797.40	1.4

7. Net asset value

	30/9/2003	Restated 31/12/2002*	+ / (-)
Net asset value per Ordinary Share based on issued share capital at the end of the financial period (in cents)	90.78	82.60	9.9

* Figures have been restated for the financial effects arising from the accounting anomalies uncovered in SembCorp Logistics' India operation.

8. Review of Group Performance

Table 1

Turnover (exclude inter-segment)	**3Q03**	**3Q02**	**+/(-)**	**9M03**	**9M02**	**+/(-)**
	$'m	**$'m**	**%**	**$'m**	**$'m**	**%**
Utilities	520.8	289.9	79.6	1,286.1	751.6	71.1
Engineering & Construction (E&C)	194.2	232.3	(16.4)	596.9	624.4	(4.4)
Environmental Engineering (Enviro)	49.0	34.6	41.6	138.5	102.4	35.3
Logistics	124.5	114.6	8.6	353.0	335.9	5.1
Marine Engineering (Marine)	336.8	254.7	32.2	824.6	744.4	10.8
Others	37.7	157.8	(76.1)	133.6	498.6	(73.2)
Corporate	2.3	0.7	228.6	7.1	2.4	195.8
	1,265.3	1,084.6	16.7	3,339.8	3,059.7	9.2

Table 2

Profit / (Loss) after tax & minority interest	**3Q03**	**3Q02**	**+/(-)**	**9M03**	**9M02**	**+/(-)**
	$'m	**$'m**	**%**	**$'m**	**$'m**	**%**
Utilities	31.4	15.5	102.6	68.7	40.4	70.0
Engineering & Construction (E&C)	(4.1)	(13.4)	69.4	4.2	(14.9)	NM
Environmental Engineering (Enviro)	3.0	1.6	87.5	9.0	7.3	23.3
Logistics	14.4	12.5	15.2	41.9	34.4	21.8
Marine Engineering (Marine)	11.8	12.0	(1.7)	36.9	45.0	(18.0)
Others	3.3	9.7	(66.0)	10.7	24.4	(56.1)
Corporate	15.7	(8.5)	NM	59.9	(11.5)	NM
	75.5	29.4	156.8	231.3	125.1	84.9

NM – Not meaningful

Overview

Group PATMI for 3Q and 9 months ended September 30 2003 grew by 157% and 85% respectively over the corresponding periods last year. EPS also grew in line with the growth in PATMI. As at September 30 2003, the Net Asset Value strengthened to 91 cents per share.

Third Quarter

Group's turnover grew by 17%, contributed by Utilities (in integrated utilities and energy operations); Marine Engineering ("Marine") (in ship conversions) and Environmental Engineering ("Enviro").

Group's PATMI grew by 157% from $29.4m to $75.5m. In 3Q03, Utilities doubled its earnings to $31.4m and Enviro's earning increased by 88%. The Group also realized $25.9m divestment gains.

8. Review of Group Performance (Cont'd)

9 months ended September 2003

For the first 9 months, Utilities, Enviro and Marine recorded high growth in turnover of 71%, 35% and 11% respectively over corresponding period last year. This high growth was partially offset by the divestment of Singapore Food Industries last year. Overall, the Group's turnover increased by $280.1m (or 9%) over the same period last year.

PATMI increased by $106.2m (85%) from $125.1m to $231.3m. All the core business units within Intergrated Utilities, including its UK operation as well as the Energy business performed strongly and contributed to the 70% growth in PATMI from Utilities. E&C reported a profit of $4.2m versus a loss of $14.9m last year. Share of PATMI from Logistics grew by 22% from its main earnings driver (Supply Chain Management operation) with improved contribution from Kuehne & Nagel and income derived from exchange gains. Share of Marine's PATMI was lower at $36.9m as there is no EI gain this year. (Share of Marine's EI last year was $9.1m)

During the 9 months this year, the Group also realized significant divestment gains of $92.9m. The Group's improvement in PATMI also came from lower finance costs (by $19.1m) due to lower bank borrowings and interest rates as well as lower effective tax costs.

EVA for 9 months was $67.7m, an improvement of $122.1m over last year's corresponding period of -$54.4m.

9. Variance from a forecast, or a prospects statement

There has been no significant variance in the performance of the Group for 3Q03 as compared to previous statements, except for the $25.9m net gain realised from divestments of non-core businesses.

10. Prospects

Utilities is expected to continue to deliver strong performance for the rest of the year. Supply Chain Management operations will continue to be Logistics main growth driver. With strong shipping freight rates leading to deferred dockings and no major conversion project completion, contribution from Marine is expected to be lower for the fourth quarter. Enviro is expected to continue to show improvement in its performance, particularly in its newly acquired businesses. The market conditions in the construction industry continue to be difficult, muting the recovery in the performance of E&C.

Strong operating performance todate and realised gains from divestments will underpin earnings for 2003.

Barring unforeseen circumstances, overall performance for 2003 is expected to be better than 2002.

Performance in 2004 will continue to be underpinned by Utilities, Logistics and Marine. Full year contributions from new investments by Utilities and Enviro will enhance the growth of these two businesses.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None.

(c) Date payable

Not applicable.

(d) Books Closure date

Not applicable.

12 If no dividend has been declared / recommended, a statement to that effect

Not applicable.

13. Segmental Reporting

Segment information for 9 months ended September 30 2003

BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics	Marine	Others	Corporate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	1,286.1	596.9	138.5	353.0	824.6	133.6	7.1	-	3,339.8
Inter-segment revenue	13.1	14.4	1.7	0.5	4.4	14.6	12.1	(60.8)	-
Total revenue	1,299.2	611.3	140.2	353.5	829.0	148.2	19.2	(60.8)	3,339.8
Segment results	116.3	1.1	4.2	47.8	57.8	5.7	76.4	-	309.3
Interest Income	5.0	0.3	0.1	0.5	10.7	1.0	5.2	(5.6)	17.2
Financing costs	(33.5)	(0.4)	(0.2)	(3.5)	(0.7)	(4.3)	(20.3)	5.6	(57.3)
	87.8	1.0	4.1	44.8	67.8	2.4	61.3	-	269.2
Share of results of associates	3.6	(1.1)	8.0	55.6	6.0	4.2	-	-	76.3
Share of results of joint ventures	17.2	-	-	1.4	0.2	10.3	-	-	29.2
	108.6	(0.1)	12.1	101.8	74.0	16.9	61.3	-	374.7
Taxation									(68.2)
Minority Interest									(75.2)
Net profit for the period									231.3
Assets & Liabilities At 30/09/2003									
Segment assets	1,899.7	524.4	132.5	359.5	1,175.4	866.0	616.7	(677.5)	4,896.7
Investment in associates	30.7	4.5	54.9	334.9	47.3	54.2	3.9		530.4
Investment in joint ventures	96.2	-	-	5.3	29.2	53.8	114.8		299.3
Interest Bearing Assets	221.5	19.8	0.8	31.6	372.5	112.1	625.9	(681.3)	702.9
Unallocated Assets									85.1
Total assets									6,514.4
Segment liabilities	553.6	460.1	29.7	122.9	463.5	617.1	395.5	(677.5)	1,964.9
Interest Bearing Liabilities	1,184.6	47.3	5.2	208.3	138.7	301.5	833.6	(681.3)	2,037.9
Unallocated Liabilities									175.4
Total liabilities									4,178.2
Capital Expenditure	44.6	1.8	10.8	23.4	13.0	8.8	0.9		103.3
Significant non-cash items									
Depreciation and amortisation	46.0	11.1	5.9	11.1	27.0	16.9	6.8		124.8
Other non-cash items (including provisions, loss on disposal and exchange differences)	5.5	1.0	0.2	2.7	2.9	1.7	6.4		20.4
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	793.5	438.2	122.2	254.1	243.7	74.6	18.5	(44.1)	1,900.7
Rest of Asia	66.7	141.0	18.0	83.6	81.2	73.3	0.7	(16.7)	447.8
Europe	401.0	14.8	-	0.4	222.6	0.2	-	-	639.0
Others	38.0	17.3	-	15.4	281.5	0.1	-	-	352.3
	1,299.2	611.3	140.2	353.5	829.0	148.2	19.1	(60.8)	3,339.8

13. Segmental Reporting (continued)

Segment information for 9 months ended September 30 2002

BUSINESS SEGMENT	Utilities	E&C	Enviro	Logistics	Marine	Others	Corporate	Eliminat-ion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	751.6	624.4	102.4	335.9	744.4	498.6	2.4	-	3,059.7
Inter-segment revenue	4.3	24.2	1.3	1.4	3.8	14.1	11.4	(60.5)	-
Total revenue	755.9	648.6	103.7	337.3	748.2	512.7	13.8	(60.5)	3,059.7
Segment results	59.7	(15.0)	3.5	49.1	72.5	44.6	5.1		219.5
Interest Income	3.3	0.4	0.1	0.6	11.2	1.7	10.6	(8.2)	19.7
Financing costs	(30.4)	(0.7)	(0.1)	(5.0)	(0.5)	(20.2)	(27.7)	8.2	(76.4)
	32.6	(15.3)	3.5	44.7	83.2	26.1	(12.0)	-	162.8
Share of results of associates	4.4	0.1	7.8	42.5	1.0	4.2	-		60.0
Share of results of joint ventures	13.4	-	-	0.7	0.1	12.8	-	-	27.0
	50.4	(15.2)	11.3	87.9	84.3	43.1	(12.0)	-	249.8
Taxation									(61.5)
Minority Interest									(63.2)
Net profit for the period									125.1
Assets & Liabilities At 30/09/2002									
Segment assets	1,280.7	567.7	109.6	318.6	1,007.2	1,005.2	214.7	(19.4)	4,484.3
Investment in associates	30.1	0.9	55.3	329.6	58.4	92.5	8.6		575.4
Investment in joint ventures	67.3	-	-	3.8	29.3	49.2	98.6		248.2
Interest Bearing Assets	157.6	19.2	4.4	41.3	379.8	128.4	814.0	(816.0)	728.7
Unallocated Assets									63.9
Total assets									6,100.5
Segment liabilities	316.6	444.3	27.3	133.1	364.8	204.0	284.2	(19.4)	1,755.0
Interest Bearing Liabilities	893.5	57.4	3.7	196.9	78.2	903.9	732.7	(816.0)	2,050.4
Unallocated Liabilities									189.5
Total liabilities									3,994.9
Capital Expenditure	39.3	20.4	5.7	13.8	11.0	17.9	1.0		109.1
Significant non-cash items									
Depreciation and amortisation	35.1	10.7	8.4	11.2	26.3	28.0	7.1		126.8
Other non-cash items (including provisions, loss on disposal and exchange differences)	1.0	1.0	0.2	3.0	12.7	3.6	11.4		32.9
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	541.3	445.2	103.7	235.3	117.9	311.4	13.3	(56.8)	1,711.3
Rest of Asia	66.3	85.3	-	84.9	71.9	123.2	0.5	(2.7)	429.4
Europe	88.7	99.8	-	0.3	217.7	69.3	0.0	0.0	475.8
Others	59.6	18.3	-	16.8	340.7	8.8	0.0	(1.0)	443.2
	755.9	648.6	103.7	337.3	748.2	512.7	13.8	(60.5)	3,059.7

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to Note 8 for analysis by business segments.

15 Interested Person Transactions

(a) Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than 100,000)

	3Q03	9M03
	$'000	$'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power/Power Seraya [1]	68,062	243,283
- Singapore Power Ltd and its Associates	2,997	12,212
- Temasek Capital (Private) Limited and its Associates	733	4,325
- PSA Corporation Limited and its Associates	1,096	2,129
- Media Corporation of Singapore Pte Ltd	546	1,628
- Singapore Technologies Pte Ltd and its Associates	173	173
- National University Hospital (S) Pte Ltd and its Associates	130	130
	73,737	263,880
ST Assembly Test Services Ltd and its Associates	3,035	8,447
ST Engineering Ltd and its Associates	2,737	7,998
Singapore Petroleum Company Limited and its Associates	10,170	27,281
Singapore Airlines Limited and its Associates	2,563	3,216
CWT Distribution and its Associates	245	245
Singapore Food Industries Ltd and its Associates	229	229
SNP Corporation Ltd and its Associates	141	141
Keppel Corporation Limited and its Associates	124	124
SIA Engineering Co Ltd and its Associates	37	37
	93,018	311,598
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [2]	61,804	185,394
- Singapore Power Ltd and its Associates	2,402	2,402
- PSA Corporation Limited and its Associates	-	128
	64,206	187,924
Singapore Petroleum Company Limited and its Associates	11,738	37,192
ST Engineering Ltd and its Associates	-	2,349
Singapore Computer Services Ltd and its Associates	-	105
	75,944	227,570
Treasury (Balances as at September 30)		
Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its Associates	20,263	20,263
Total Interested Person Transactions	**189,225**	**559,431**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd [3] to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd [3] by SembCorp Cogen Pte Ltd for the generation of electricity.

[3] SembCorp Gas Pte Ltd is a Joint Venture of the Group.

(b) **There were no transactions which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period July 1 2003 to September 30 2003.**

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary

November 11, 2003

PRESS RELEASE 3Q2003



PressRelease3Q2003.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/11/2003 to the SGX


SembCorp
Industries

November 11, 2003

SEMBCORP INDUSTRIES' 3Q2003 NET PROFIT LEAPS 157 PER CENT TO $75.5 MILLION

- **9M2003 net earnings rise by 85 percent over the same period last year to $231.3 million, exceeding full year 2002 earnings**

SembCorp Industries today announced its 3Q2003 results.

SembCorp Industries delivered a strong 3Q2003 PATMI growth of 157 per cent to $75.5 million over 3Q2002, while 9M2003 PATMI rose 85 per cent over the same period last year to $231.3 million, exceeding its full year 2002 earnings.

This performance is largely the result of earnings improvement from Utilities, Environmental Engineering and Logistics, as well as exceptional gains from divestments.

Deputy Chairman and CEO Wong Kok Siew said: "Our net profit this quarter leaped 157 per cent and our earnings for 9M2003 is now $231.3million.

"Apart from delivering earnings growth this quarter, we are also creating value for our shareholders through the divestment of our non-core assets and have effectively reallocated the capital into profitable Key Businesses."

Key Businesses now comprise 96 per cent of SembCorp Industries' total turnover with topline growth shown by Utilities, Marine Engineering and Environmental Engineering.

The main PATMI contributors were Utilities, Logistics and Marine Engineering, while earnings growth was driven by Utilities, Environmental Engineering and Logistics. Utilities' 9M2003 PATMI grew 70 per cent to $68.7 million, Environmental Engineering's 9M2003 PATMI was up 23 per cent while Logistics 9M2003 PATMI showed a 22 per cent growth over the same period last year.

HIGHLIGHTS

Delivering Performance

- 3Q2003 PATMI up 157% to $75.5m
- 9M2003 PATMI at $231.3m, a growth of 85% over 9M2002
- EPS at 12.69 cents, a growth of 82%
- Annualised ROE of 17.6%
- Strong performance todate and realised gains from divestments will underpin earnings for 2003

Creating Value For Shareholders

- Divestment gains for 9 months totalling $92.9m
- Effective capital reallocation into profitable Key Businesses

Building Sustainable Growth For the Future

- Solid performance with long-term baseload earnings
- Strong Group order-book (excl. long-term contracts in Utilities & Logistics) at $3.9bn
- Strong balance sheet in place to support growth

Full-year Outlook

Strong performance todate and realised gains from divestments will underpin earnings for 2003. Barring unforeseen circumstances, overall performance for 2003 is expected to be better than 2002

-End-

Released on November 11, 2003

For media and analysts' enquiries, please contact:

Kelvin Lee
Senior Vice President
Investor Relations
Tel: +65 6723 3158
Fax: +65 6822 3240
Email: kelvinl@sembcorp.com.sg
Website: www.sembcorp.com.sg

3Q2003 Results Presentation Slides



3Q2003 results slides.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/11/2003 to the SGX

Contribution to Total Turnover (%) - by businesses


Others
Corporate
Utilities
Marine Eng.
Logistics
Env. Eng.
E&C
4
25
38
4
18
Others
Corporate
Utilities
Marine Eng.
Logistics
Env. Eng.
E&C
16
25
24
20
3

9M03 - $3.4bn **9M02 - $3.1bn**

Key Businesses now comprise 96% of total turnover. Utilities' turnover contribution now at 38%

7

Contribution to PATMI – 9M2003

$M	9M03	9M02	Δ%
Utilities	68.7	40.4	70
E&C	4.2	(14.9)	NM
Env. Eng.	9.0	7.3	23
Logistics	41.9	34.4	22
Marine Eng.	36.9	45.0	(18)
Others	10.7	24.4	(56)
Corporate	59.9	(11.5)	NM
TOTAL	**231.3**	**125.1**	**85**

Growth driven by earnings from Utilities, Env. Eng. and Logistics

8

Exceptional Items – 9M2003

$M	9M2003
Gain on disposal of investment in Cathay International Water	77.2
Loss on disposal of BMG	(10.3)
Gain on disposal of investment in Theme Parks	9.5
Gain on disposal of PacNet's Shares	16.5
Exceptional Items	**92.9**

9

Capex – 9M2003

$M	9M2003
Investment items:-	
Teesside Assets & Business	286
Cleantech Services	15
PPL Shipyard	15
Tay Paper	4
Others	6
	327
Fixed Asset items:-	
Plant & machinery / Vessels	47
Capital WIP	32
Others	24
	103
TOTAL CAPEX	430

10

Cash Flow Statement – 9M2003

$M	9M03	9M02
Cash flow from Operating activities		
- before changes in working capital	323	334
- changes in working capital	(301)	117
- tax paid	(67)	(67)
	(45)	**384**
Cash flow from Investing activities		
- divestments proceeds & sale of FA	137	120
- acquisitions (incl. investments)	(364)	(191)
- others	145	24
	(82)	**(47)**
Cash flow from Financing activities		
- issue of shares by SCI / subs	4	348
- net borrowings / (repayment of loans & interest paid)	226	(559)
- others	(124)	(150)
	106	**(361)**
Net inflow / (outflow) during the period	**(21)**	**(24)**
Cash & cash equivalents as at Sept 30	**396**	**379**

11

Borrowings – 9M2003

$M	Sept 30, 2003	Dec 31, 2002	Δ %
PF loans	803	657	22
Long-term	651	811	(20)
Short-term	620	347	79
Gross	**2,074**	**1,815**	**14**
Less Cash & FD	(455)	(482)	(6)
Net Debt	1,619	1,333	21
Net Debt (excl. PF*)	965	772	25
Net Gearing Ratio			
• exclude PF*	0.41	0.36	
• include PF*	0.69	0.62	

•Gearing remains healthy at 0.69x

** PF - Non-recourse project financing*

12

Financial Indicators – 9M2003

	9M03	9M02	Δ%
EPS (cts)	12.69	6.96	82
EPS* (cts)	15.24	9.26	64
ROE* (%)	17.6	13.6	-
ROTA* (%)	7.7	5.7	-
EVA ($m)	68	(54)	NM

EPS grew by 82% to 12.69 cents
EVA is now positive

* annualised

13

Financial Indicators – 9M2003

	Sept 30, 2003	Dec 31, 2002
NAV per share (cts)	90.8	82.6
NTA per share (cts)	88.8	80.7
Net Gearing – excl. PF* (times)	0.41	0.36
Net Gearing – incl. PF* (times)	0.69	0.62
Interest Cover (times)	7.9	5.4

Balance sheet remains strong

** PF - Non-recourse project financing*

14

OUTLOOK

- Strong operating performance todate and realised gains from divestments will underpin earnings for 2003
- Barring unforeseen circumstances, overall performance for 2003 is expected to be better than 2002

15

DISCLAIMER

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. Investors can identify some of these statements by forward-looking terms such as 'expect', 'believe', 'plan', 'intend', 'estimate', 'anticipate', 'may', 'will', 'would', and 'could' or similar words. However, you should note that these words are not the exclusive means of identifying forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations.

Some of the key factors that could cause such differences are, among others, the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

Given these risks, uncertainties and assumptions, the forward-looking events referred to in this presentation may not occur and actual results may differ materially from those expressly or impliedly anticipated in these forward-looking statements. Investors are advised not to place undue reliance on these forward-looking statements.

Investors should assume that the information this presentation is accurate only as of the date it is issued. SembCorp Industries' business, financial condition, results of operations and prospects may have changed since that date. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

16